Filed Pursuant to Rule 424(b)(7)
Registration No. 333-130993

PROSPECTUS SUPPLEMENT NO. 6
(To Prospectus Dated January 12, 2006 and Prospectus Supplements Dated June 7, June 21, June 29, July 19 and August 6, 2007)

10,417,253 Shares
Common Stock

This prospectus supplement supplements the prospectus dated January 12, 2006 and the prospectus supplements dated June 7, June 21, June 29, July 19 and August 6, 2007 relating to the offer and sell from time to time of up to 10,417,253 shares of common stock of The Macerich Company by the selling stockholders named therein.  This number of shares includes 191,263 shares held by selling stockholders that were acquired upon redemption of Units of The Macerich Partnership, L.P. and 10,225,990 shares constituting the maximum number of shares of our common stock that could be issued upon conversion of $950,000,000 aggregate principal amount of our 3.25 % Convertible Senior Notes due 2012 (the “Notes”), subject to certain adjustments.

Investing in the common stock involves risks.  See “Risk Factors” beginning on page S-2 of the prospectus supplement dated June 7, 2007.

                We will not receive any proceeds from the sale by the selling stockholders of the common stock.  We will pay all expenses of the registration of the common stock and certain other expenses.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 20, 2007.

The information appearing under the heading “Selling Stockholders” in the prospectus supplement dated June 7, 2007 and in the prospectus supplements dated June 21, June 29, July 19 and August 6, 2007 is hereby supplemented and, as appropriate, amended by the following information.  The number of shares of our common stock indicated for the listed selling stockholders may be in excess of the 10,417,253 shares to which this prospectus relates due to sales or transfers by selling stockholders of the Notes in transactions exempt from the registration requirements under the Securities Act of 1933 after the date on which the selling stockholders provided us with information regarding their holdings of Notes.

Selling Stockholder	Shares Prior to the Offering	Shares Available for Sale Under this Prospectus Supplement	Shares After Completion of the Offering(1)

Akanthos Arbitrage Master Fund L.P.	211,563	161,463	50,100
Brookline Avenue Master Fund L.P.(2)	43,056	43,056	0
Citigroup Global Markets Inc.(3)	102,798	102,798	0
Empyrean Capital Fund LP(4)	52,666	52,666	0
Empyrean Capital Overseas Fund Ltd.(4)	108,796	108,796	0
Kamunting Street Master Fund, Ltd.	215,284	215,284	0
Radcliffe SPC, Ltd.(5)	435,950	435,950	0
Topaz Fund(6)	107,642	107,642	0
UBS AG London FBO WCBP(7)	342,073	322,926	19,147

(1)             Assumes all shares available for sale under this prospectus supplement are sold.

(2)             Brookline Avenue Partners, LP is the Investment Manager of the selling stockholder.  Richard M. Morano II and Charles B. Slotnik are the sole members of Kenmore Square, LLC, the General Partner of Brookline Avenue Partners, LP.

(3)             The selling stockholder has identified itself as a registered broker-dealer and, accordingly, may be considered an underwriter under this prospectus supplement.

(4)             Tian Xue has been identified by the selling stockholder as the person who exercises voting power and investment control of the Notes relating to the shares of common stock listed for the selling stockholder.

(5)             Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio.  RGC Management Company, LLC (“Management”) is the general partner of RG Capital.  Steve Katznelson and Gerald Stahlecker serve as the managing members of Management.  Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio.

(6)             Robert Marx has been identified by the selling stockholder as the person who exercises voting power and investment control of the Notes relating to the shares of common stock listed for the selling stockholder.  The selling stockholder has stated that it is an affiliate of SG Americas Securities LLC, a registered broker-dealer, and that it acquired beneficial ownership of the Notes relating to the shares of common stock listed for the selling stockholder in the ordinary course of business and, at the time of purchase, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute such Notes.

(7)             The selling stockholder has stated that it is an affiliate of UBS Securities LLC, a registered broker-dealer, and that it acquired beneficial ownership of the Notes relating to the shares of common stock listed for the selling stockholder in the ordinary course of business and, at the time of purchase, did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute such Notes.